UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(A)

                     ONLINE VACATION CENTER HOLDINGS CORP.
                     -------------------------------------
                                (Name of Issuer)

                        Common Stock - $0.0001 Par Value
                        --------------------------------
                         (Title of Class of Securities)

                                  68275E 10 4
                                  -----------
                                 (CUSIP Number)


                                Edward B. Rudner
                         1801 NW 66th Avenue, Suite 102
                            Plantation, Florida 33313
                                 (954) 377-6400
                                 --------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 August 31, 2006
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

                                                    SCHEDULE 13D
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CUSIP No.   68275E 10 4                                                                                       Page 2 of 5 Pages
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1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Simon Todd
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2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                       (a) [ ]
                                                                                                                        (b) [ ]
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3               SEC USE ONLY

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4               SOURCE OF FUNDS*

                OO/PF
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5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     [ ]

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6               CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
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         Number of              7        SOLE VOTING POWER               1,457,150
          Shares              ------------------------------------------------------------------------------------------------------
       Beneficially             8        SHARED VOTING POWER             0
         Owned by             ------------------------------------------------------------------------------------------------------
           Each                 9        SOLE DISPOSITIVE POWER          1,457,150
         Reporting            ------------------------------------------------------------------------------------------------------
          Person               10        SHARED DISPOSITIVE POWER        0
           With
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11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,457,150
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12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                      [ ]

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13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                8.0%
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14              TYPE OF REPORTING PERSON*

                IN
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                                   ATTACHMENT

                                                           CUSIP No. 68275E 10 4

Item 1.  Security and Issuer.

         This statement of beneficial ownership on Schedule 13D is filed with respect to the common stock, $0.0001 par value per share (the "Common Stock" or "Issuer"), of Online Vacation Center Holdings Corp., a Florida corporation (the "Company"). The principal executive offices of Company are located at 1801 N.W. 66th Avenue, Suite 102, Plantation 33313.

Item 2.  Identity and Background.

         (a) through (f):

         This statement of beneficial ownership on Schedule 13D is being filed by Simon Todd ("Todd" or a "Reporting Party").

         Todd's principal occupation is President of Phoenix International Publishing, LLC. The business address for the Reporting Party is P.O. Box 1664, Roanoke, Texas 76262.

         The Reporting Party has not been, during the past five years, (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which had the result of him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Todd is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         Substantially all of the shares, which are subject of this filing, were acquired in connection with the Acquisition Agreement by and among the Company, Phoenix International Publishing, LLC, and Todd, dated August 31, 2006. 7,150 shares owned by Todd were purchased on the open market for $5,580 between September 2005 and August 2006.

Item 4.  Purpose of Transaction.

         The acquisition of substantially all of the shares of the Company was as the result of and in connection with the Acquisition Agreement by and among the Company, Phoenix International Publishing, LLC, and Todd, dated August 31, 2006.

         Except as otherwise set forth in this item 4, the Reporting Parties have no present plans or proposals, which relate to or would result in:

         (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (ii)     an extraordinary corporate transaction; such as a merger,

                               Page 3 of 5 Pages
                  reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;

         (v) any material change in the present capitalization or dividend policy of the Issuer;

         (vi) any other material change in the Issuer's business or corporate structure;

         (vii) changes in the Issuer's Certificate of Incorporation, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (viii) causing a class of securities of the Issuer to cease to be quoted on Over the Counter Bulletin Board;

         (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (x)      any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.

         (a) and (b) As of August 31, 2006, the Reporting Person beneficially owned 1,457,150 shares of Common Stock, constituting to the best of his knowledge, 8.0% of the issued and outstanding shares of Common Stock. The Reporting Person has sole voting and dispositive power over all of the shares of Common Stock beneficially owned by him. Reference is made to Item 3 above.

         (c) Except as otherwise disclosed herein, the Reporting Parties have not effected any other transactions in the Common Stock during the past 60 days.

         (d) and (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as set forth in this statement, to the best knowledge of the Reporting Parties, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Parties and any other person with respect to any securities of Company including, but not limited to, transfer of or voting of any of the securities of Company, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of Company.

Item 7.  Material to be Filed as an Exhibit.

         (2.1)  Acquisition Agreement

                                Page 4 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned party certifies that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2006                               /s/ Simon Todd
                                                     ---------------------------
                                                     Name:  Simon Todd


















































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